February 6, 2008

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Electro Rent Corporation (“Company”) Form 10-K for the Fiscal Year ended May 31, 2007 (“Annual Report”) File No. 000-09061 Securities and Exchange Commission Comment Letter Dated January 31, 2008

Dear Mr. O’Brien:

We are in receipt of your letter dated January 31, 2008 (“Letter”), which sets forth a Securities and Exchange Commission (“Commission”) comment to our Company’s Annual Report. Our response is keyed to the comment set forth in the Letter.

In connection with our response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Commission Comment

Signatures, page 24

1.
In future filings, the Form 10-K should also be signed by the company’s principal accounting officer or controller whose title should be shown on the signature page. Please see Instruction D(2) to Form 10-K.

Company Response

The Commission’s comment is duly noted and we will revise the signature of the Company’s Chief Financial Officer, Craig R. Jones, to include “Principal Financial and Accounting Officer.”

Sincerely,

/s/Craig R. Jones
Craig R. Jones
Vice President and Chief Financial Officer
Electro Rent Corporation